CONSOL Energy Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

phone:	724/485-4550
Fax:	724/485-4930
Web:	www.consolenergy.com

WILLIAM J. LYONS
Executive Vice President and Chief Financial Officer

April 14, 2009

BY EDGAR SUBMISSION

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549

Re:	CONSOL Energy Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 17, 2009
Schedule 14A Filed March 23, 2009
File No. 1-32723

Dear Mr. Schwall:

Enclosed please find our responses to the comments set forth in the letter dated March 31, 2009 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Form 10-K for Fiscal Year Ended December 31, 2008 filed February 17, 2009 (the “Form 10-K”) and the Schedule 14A filed March 23, 2009 (the “Proxy Statement”). References to the “Company”, “we”, “us” or “our” in this letter refer to CONSOL Energy Inc. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 14, 2009

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses are in regular type.

Securities and Exchange Commission

April 14, 2009

Form 10-K for Fiscal Year Ended December 31, 2008

Off-Balance Sheet Transactions, page 94

1.	We note your statement [emphasis added] that you do “not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on {your} condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources which are not disclosed in the Notes to the Consolidated Financial Statements.” Please discuss and explain here any such arrangements that are likely to have a material current or future effect, or state that there are no such arrangements, rather than including only the general reference to the Notes to the Consolidated Financial Statements. If you retain a reference to the Notes, make clear precisely where in the Notes you discuss the arrangements.

Response:

In future filings, we propose adding the additional language as indicated by the underscored language below.

CONSOL Energy does not maintain off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on CONSOL Energy’s condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources which are not disclosed in the Notes to the Consolidated Financial Statements. CONSOL Energy participates in various multi-employer benefit plans such as the United Mine Workers’ of America (UMWA) 1974 Pension Plan, the UMWA Combined Benefit Fund and the UMWA 1993 Benefit Plan which generally accepted accounting principles recognize on a “pay as you go” basis. These benefits arrangements may result in additional liabilities that are not recognized on the balance sheet at December 31, 2008. The various multi-employer benefit plans are discussed in Note 17-Other Employee Benefit Plans of the 2008 Form 10-K. CONSOL Energy also uses a combination of surety bonds, corporate guarantees and letters of credit to secure our financial obligations for employee-related, environmental, deliveries and various other items which are not reflected on the balance sheet at December 31, 2008. Management believes these items will expire without being funded. See Note 25-Commitments and Contingent Liabilities for additional details of the various financial guarantees that have been issued by CONSOL Energy.

Exhibits 31.1 and 31.2

2.	We note that you have, in multiple instances, replaced the word “report” with the words “annual report.” Also, in the second line of paragraph 4, you have inserted the word “of” between “Exchange” and “Act,” and in paragraph 4(d), you have twice deleted the word “fiscal” before the word “quarter.” In future filings, please revise so that the language conforms more exactly with the requirements of Item 601(b)(31) of Regulation S-K.

Response:

In future filings, we will revise as suggested.

Securities and Exchange Commission

April 14, 2009

Schedule 14A Filed March 23, 2009

3.	We note your reference at page 35 to the Form S-4 registration statement that you filed on March 13, 2009. Comments regarding that filing, if any, will be issued under separate cover.

Response:

The Staff provided comments, under separate cover, to the Form S-4 registration statement that was filed by the Company on March 13, 2009. The Company will respond to those comments on or before the Staff’s stated deadline of Monday, April 20, 2009.

Compensation Discussion and Analysis

2008 Performance Goals and Objectives, page 27

4.	Please revise to disclose all qualitative and quantitative performance targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K. As appropriate, provide the required disclosure or supplemental explanation regarding the omitted disclosure under “Long-Term Incentive Compensation” and “2009 Long-Term Incentive Compensation.”

Response:

Compliance with 402(b) Guidance Regarding Disclosure of Performance Goals

The Company believes that it has disclosed all material qualitative and quantitative individual performance targets and/or goals relating to our named executive officers’ compensation for 2008. On pages 27 and 28 of the Proxy Statement, we stated the 2008 individual performance goals and objectives for our named executive officers. It should be noted that these goals and objectives only relate to one of the factors which the compensation committee may consider in exercising negative discretion to reduce an award under the short-term incentive plan. The individual goals include safety, productivity, sales and marketing, finance (maintaining and protecting current margins measured by EBITDA), organization, business development, environmental, recruiting, and corporate governance. In the SEC’s Compliance & Disclosure Interpretations (“CD&Is”), dated July 3, 2008, relating to Regulation S-K, the SEC stated in Question 118.04 that a company is not required to provide “quantitative targets for what are inherently subjective or qualitative assessments—for example, how effective the CEO demonstrated leadership.” Most of the individual performance goals, other than the financial EBITDA goal, of our named executive officers for 2008 were qualitative and subjective and thus, in accordance with this CD&I, the Company is not required to provide a quantitative performance target for such qualitative goals.

Projected EBITDA, apart from being a possible negative individual discretion factor, is also one of the two financial thresholds, which if met could trigger a payout of the short-term incentive awards and the long-term incentive awards. The other financial threshold under each plan is projected net income

Securities and Exchange Commission

April 14, 2009

over the one year period in the case of the short-term incentive awards under the 2008 Short-Term Incentive Compensation Plan (the “2008 STIC”) and the three year period in the case of the long-term incentive awards (2008 through 2010 for the 2008 Long-Term Incentive Program (the “2008 LTIP”) and 2009 through 2011 for the newly adopted 2009 long-term plan). We do not provide EBITDA or net income projections or guidance on these measures to the public, which is consistent with the approach we have taken on the Proxy Statement. We indicated on pages 28, 30 and 34 of the Proxy Statement, that the projected EBITDA and net income thresholds constitute confidential information.

The Company believes that the projected EBITDA and net income thresholds for the various plans are confidential in nature and that their disclosure would result in substantial competitive harm to the Company. We believe that revealing the projected EBITDA and net income information could disadvantage the Company by providing competitors valuable insight into our expectations regarding future earnings from planned and anticipated production and operational results. This disadvantage to us is compounded by the fact that some of our competitors are privately-held and thus not required to disclose the detailed information we are mandated to provide publicly pursuant to the federal securities laws. Disclosure of these targets would further disadvantage us in this respect relative to our privately-held competitors. Disclosure of this information could also influence competitors’ behavior by providing them with a competitive advantage and conversely disadvantage the Company. For example, this information could lead competitors to commence plans to open or shut down mines in our markets and/or provide them with insight into future availability of labor, supplies and equipment. Furthermore, by providing this confidential information to our competitors, we potentially strengthen their ability to make more fully informed decisions and commitments that are more likely to weaken our competitive position. In particular, disclosure could lead our competitors to purchase forward on supplies expected to rise in price or become unavailable because of future demand, to place orders for earth-moving equipment that requires lead-time and is in short supply, and to offer better labor packages to attract workers in an anticipated tight labor market. We believe that the disclosure of the confidential information will not only advantage the Company’s competitors and disadvantage the Company, but will also be detrimental to the interests of both our present and potential investors by reducing our competitive position.

In accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company provided the degree of difficulty analysis when specific quantitative goals are deemed by companies to be confidential. On pages 28 and 30 of the Proxy Statement, we stated that at the time the 2008 EBITDA target and net income targets were established under the 2008 STIC, the Compensation Committee believed that they were challenging, but achievable targets which would be met based upon a review of our prior performance, business plan and objectives. On page 34 of the Proxy Statement, we stated that at the time the 2008-2010 EBITDA and net income targets were established for purposes of the 2008 LTIP, the Compensation Committee believed that they were challenging, yet achievable target levels based upon a review of our performance in the prior three-year period and business goals and objectives for the performance period covering 2008-2010.

Materiality

The Company does not believe that specifying the target levels of EBITDA and net income would provide information that is material or necessary to an understanding of our overall compensation program relating to the named executive officers. We believe that the current disclosures in our Proxy Statement regarding individual and corporate performance goals provide the public with sufficient information to understand how difficult it will be for an executive to achieve targeted pay-outs for the relevant performance periods which is essentially the underlying purpose of such disclosures.

Securities and Exchange Commission

April 14, 2009

2009 Long-Term Incentive Compensation

The Company recently adopted another long-term incentive compensation plan which is structured substantially the same as the described 2008 LTIP other than it covers the performance period of 2009 through 2011 (e.g., named executive officers’ awards will fund at maximum if the corporate performance goals of either cumulative EBITDA, cumulative net income or total shareholder return relative to our peers are met or exceeded for the performance period, with the Compensation Committee reserving the right to exercise negative discretion to reduce such awards in the manner set forth for the 2008 LTIP). Although it is not clear that disclosure of a 2009 substantially similar plan is necessary to have a fair understanding of the 2008 compensation,1 the Company disclosed the adoption of the new long-term incentive compensation plan. The reasons set forth above regarding non-disclosure of the EBITDA and net income targets for the 2008 LTIP apply equally to the new 2009 long-term incentive plan.

5.	Please also provide disclosure with regard to each named executive officer’s performance relative to each of the qualitative and quantitative performance targets or goals, not merely on an overall basis, and how these performance results were tallied up to calculate the amount of the bonus paid.

Response:

As described on pages 29 and 30 of the Proxy Statement, the Company’s named executive officers had an opportunity to earn the maximum 2008 bonus under the 2008 STIC if the Company achieved threshold level performance goals for any of the following reasons: (i) total shareholder return relative to the shareholder return peer group (50th percentile), (ii) annual EBITDA, or (iii) annual net income. If none of the three corporate performance goals were achieved, the named executive officers would not receive a bonus under the 2008 STIC. If any of these thresholds were achieved, each named executive officer earns his maximum bonus unless the Compensation Committee, in its discretion, reduces the award through the exercise of negative discretion. In exercising its negative discretion, the Compensation Committee may consider a number of factors including the described formula. Under the 2008 STIC, the Company’s performance during 2008 entitled the executives to earn the maximum bonus. However, the Compensation Committee determined to exercise negative discretion to reduce the awards as described on page 31 of the Proxy Statement by setting individual overall performance scores ranging from 160 to 185. The formula included the “Annual Incentive Compensation Factor,” which has an individual performance component (which includes the objectives set forth on page 27 of the Proxy Statement). The Staff has requested that we provide specific disclosure with regard to each named executive officer’s performance relative to each of the qualitative and quantitative performance targets or goals. As we discussed above under 4, we deem the net income goals to be confidential and further, for purposes of considering individual performance, the Compensation Committee did not separately consider the EBITDA and other qualitative individual goals and objectives identified on page 27 of the Proxy Statement, nor did it assign any relative weights to each particular goal or objective. For purposes of considering the individual performance component and in accordance with the terms and conditions of 2008 STIC, the Compensation Committee made a subjective determination based on a review of each named executive officer’s overall performance relative to such goals and objectives.

[1]	See instruction 2 to Item 402(b). See also the comments of John W. White, the former Director of the SEC’s Division of Corporate Finance, in his speech entitled “Tackling Your 2008 Compensation Disclosures” (October 9, 2007) (emphasizing that the Compensation Discussion and Analysis “must cover the last fiscal year, but depending on materiality ... a company may also find it necessary to discuss targets for either prior years, the current year, or later years, to place their disclosure in context or ‘affect a fair understanding’ of a named executive officer’s compensation”).

Securities and Exchange Commission

April 14, 2009

Short-Term Incentive Compensation, page 29

6.	We note that you have omitted the “profit objective net income” number. Please see the two preceding comments above.

Response:

For the reasons stated above under 4 and on page 30 of the Proxy Statement, the Company deems the profit objective net income number to be confidential information, and in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company stated that when the net income target was established, the Compensation Committee believed that it was a challenging, but achievable based upon our prior performance and business plan and objectives.

The Company does not believe that specifying the profit objective net income number used for purposes of determining the pay-out amounts of the 2008 short-term incentive compensation awards materially aids the public in understanding the Company’s compensation policies and decisions because we have provided them with our assessment of the difficulty of achieving this goal. This information provided in the Proxy Statement gives our investors the material information they need to understand the compensation program applicable to our named executive officers

7.	We note from your Schedule 14A filed March 27, 2008 that it appears the Compensation Committee has in the past used upward discretion to increase payouts. Please disclose whether your current compensation policies continue to contemplate the application of upward discretion to increase payouts. In this regard, we note your discussion of the continuing possibility of the Compensation Committee applying downward discretion to reduce payouts.

Response:

Our current compensation policies do not contemplate the application of upward discretion to increase pay-outs. Our short and long-term incentive programs are now structured to comply with Section 162(m) of the Internal Revenue Code and related regulations as stated on page 31 of the Proxy Statement. More specifically, if any one of three performance goals is met or exceeded, the bonuses will fund at maximum with the Compensation Committee reserving the authority to exercise negative discretion to reduce the pay-out amounts of such named executive officers’ awards.

2009 Short-Term Incentive Compensation, page 31

8.	We note the description of CONSOL Energy, Inc. short-term incentive compensation on page 30 of the Schedule 14A filed by your subsidiary, CNX Gas Corporation, on March 23, 2009. In that filing, there is a discussion of the CONSOL Energy, Inc. 2009 short-term incentive opportunity being “based in equal parts on the results of the coal segment, the results of the gas segment and ... individual performance, in each case, measured against pre-established performance goals.” Please ensure that your disclosure in this section is complete in that regard.

Response:

The Company recently adopted another short-term incentive compensation plan (the “2009 Program”) of the same design as the 2008 STIC and with targeted payouts with substantially similar

Securities and Exchange Commission

April 14, 2009

terms and conditions. Similar to the 2008 STIC, the 2009 Program will only fund if one of three performance goals are achieved and the performance goals chosen for the 2009 Program are the same as the 2008 STIC (e.g., total shareholder return relative to our peers, net income and EBITDA). Likewise, if the 2009 short-term incentive bonuses become funded because any one of the performance goals is achieved, the Compensation Committee has the discretion, but not the obligation, to reduce those awards as it so determines and may consider among other factors the formula set forth for the 2008 STIC, including the Company performance factors mentioned in CNX Gas Corporation’s proxy statement as well as the individual’s performance. Although it is not clear that disclosure of a 2009 substantially similar plan is necessary to have a fair understanding of the 2008 compensation, the Company disclosed on page 31 the adoption of the new short-term incentive compensation plan. In the 2010 proxy statement, the Company will have an expanded description of the short-term 2009 Program similar to the description of the 2008 STIC in this year’s Proxy Statement. When, in the first quarter of 2010, the Compensation Committee determines whether the 2009 Program short-term bonus awards have been earned and, if earned, whether to exercise negative discretion, the Company will be able to disclose to its investors in its 2010 proxy statement what factors the Compensation Committee specifically considered in determining actual pay-out amounts for the named executive officers. If the Compensation Committee in 2010 exercises negative discretion and if it uses the factors enumerated in CNX Gas Corporation’s proxy statement, those will be included in that description.

Our gas segment operations are largely conducted through CNX Gas Corporation. The disclosure in the CNX Gas Corporation proxy statement alerts the CNX Gas stockholders that the future compensation of its executive officers will now include performance measures unrelated to the gas business conducted by CNX Gas Corporation (i.e. based on the coal segment).

Time-Sharing Agreement, page 49

9.	We note your disclosure concerning a Time Sharing Agreement with your Chief Executive Officer regarding his use of the company’s Gulfstream aircraft. It appears from this disclosure that the CEO is only required to pay $1,500 for roundtrip flights on the aircraft from Pittsburgh, Pennsylvania to Toronto, Canada. Please explain whether the CEO’s use of the aircraft pursuant to this agreement is for business or personal purposes, and, to the extent that it is for personal purposes, please explain whether the incremental cost to the company of providing this benefit is captured in the amounts reported as compensation to the CEO in the Summary Compensation Table.

Response:

The Company’s CEO uses the Company’s Gulfstream aircraft for both business and personal purposes and personal use is reported in the “All Other Compensation” column of the Summary Compensation Table located on page 40 of the Proxy Statement and footnote 8 to the Summary Compensation Table. The Company has treated the Chief Executive Officer’s roundtrip flights from Pittsburgh, Pennsylvania to Toronto, Canada as personal use and included in the reported aircraft numbers the difference between the incremental cost to the Company and the referenced $1,500 per such roundtrip flight.

Securities and Exchange Commission

April 14, 2009

Equity Compensation Plan Information Table, page 84

10.	We note your statement that “information is included for equity compensation plans approved by CONSOL Energy shareholders.” However, this is only part of the information required by Item 201(d) of Regulation S-K. Please revise by using the tabular format specified in Item 201(d) for this table, including the column heading for the left column “Plan category” and the rows “Equity compensation plans approved by security holders,” “Equity compensation plans not approved by security holders,” and “Total”; and please include all of the information Item 201(d) requires.

Response:

We excluded the column heading for the left column “Plan category,” and the rows “Equity compensation plans not approved by security holders” and “Total,” because we do not maintain any equity compensation plans required to be disclosed in this table which have not been approved by our shareholders and there is only one shareholder-approved equity plan. Further, we believe that the table, as set forth on page 84 of the Proxy Statement, accomplishes a plain English objective by conveying the relevant information in a concise format and eliminating inapplicable references which we believe detract from the disclosure (e.g., in our case, there is only one type of plan category and only one plan). Further, the SEC has permitted the elimination of inapplicable tables and columns from proxy disclosure pursuant to Item 402(a)(5) of Regulation S-K. Likewise, we modified the row titled “Equity compensation plans approved by security holders” to add “as of 12/31/2008” to be specific, and to be similar in approach to what the disclosure rules mandate with respect to other tables set forth in proxy statements (e.g., the Instruction to Item 402 of Regulation S-K requires that the applicable fiscal year be in the title to each table required under that Item which calls for disclosure as of a completed fiscal year). In this instance, since there is no specific instruction, we provided this date in the row of the table so that it would be clear to our investors what time frame applied to this disclosure. In future filings, we will provide this information in the exact tabular format prescribed by Item 201(d) of Regulation S-K.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at 724.485.4550. My fax number is 724.485.4834.

Sincerely,

/s/ William J. Lyons
William J. Lyons
Executive Vice President & Chief Financial Officer - CONSOL and CNX Gas

cc:	T. Levenberg
N. Gholson
P. Jerome Richey
Stephen W. Johnson
Lorraine Ritter
Michael D. McLean
Stephanie L. Gill